November 18, 2005

Ms. Joyce Sweeney

Accounting Branch Chief

Division of Corporation Finance

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nomura Holdings, Inc.
Form 20-F for the year ended March 31, 2005
File No. 001-15270

Dear Ms. Sweeney:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission in your letter dated November 4, 2005, with respect to the annual report on Form 20-F of Nomura Holdings, Inc. for the year ended March 31, 2005. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the staff’s comments, we have agreed to revise relevant disclosures in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Domestic Retail, page 30

1.	We note your supplemental response to comment 3 of our letter dated September 29, 2005. We also note your risk factor disclosure on page 5 that a market downturn that reduces the value of your client’s portfolios, increases withdrawals or reduces new investments would reduce your asset management revenues. As you generally charge asset management fees based on the value of your clients’ portfolios, in future filings please separately disclose the change in assets under management (irrespective of whether they are held in your custody or not) from which you derive asset management revenues attributable to the net cash flows by clients and the change in valuation of managed assets for each significant category of managed assets. If you do not have this information available to you, please disclosure how you determine the underlying reasons for fluctuations in asset management revenues for purpose of your discussion and analysis of operating results.

Response:

Asset management fees which are generally charged based on the value of our clients’ portfolio are recorded in our Domestic Retail segment and Asset Management segment.

In our Domestic Retail segment, we earn asset management fees based on the value of our clients’ investment trusts, distributed by us, of which the total amount was 9.0 trillion yen out of the total amount of client assets of 39.8 trillion yen at the end of March 2005. We will expand our disclosure by adding analyses of the changes in such investment trusts attributable to the net cash flows by clients and the change in valuation respectively in future filings.

In our Asset Management segment, we conduct asset management business primarily through Nomura Asset Management Co., Ltd. (“Nomura Asset Management”) which manages various investment trusts and also provides investment advisory services to institutional investors such as public and private pensions. At the end of March 2005, the total amount of investment trusts managed by Nomura Asset Management was 10.8 trillion yen out of the total amount of assets under management of 16.2 trillion yen including the assets which relate to the investment advisory services. In future filings, we will disclose the change in these investment trusts attributable to the net cash flows by clients and the change in valuation separately.

Global Wholesale, page 34

2.	We note your supplemental response to comment 4 of our letter dated September 29, 2005. Please tell us and in future filings disclose the changes in the factors underlying the Terra Firma investments, which impacted their valuation during the periods presented.

Response:

In the year ended March 2005 a rise in the fair value of the Terra Firma investments was 4.0 billion yen. The residential real estate investments continued to perform, in part buoyed by investor demand and strong property sales. In addition, a renegotiation of the original terms significantly increased the number of apartments available for sale each year. The solid performance by the property investments was partially offset by fair value reductions in a number of investments in the retail and service sector. Falling market share, lower than expected demand for new products and a reduction in the contract base and a fall in average revenues per contract, were the main factors causing the net realizable value of these investments to be reduced.

In the year ended March 2004 a rise in the fair value of the Terra Firma investments was 11.3 billion yen. This gain was primarily due to a strong performance of a number of property investments, although this was partially offset by fair value decreases in a number of retail and consumer finance investments. Factors influencing the increase in valuation in the real estate investments included a lack of supply driving property prices higher and the fact that property sales were at a substantial premium to acquisition cost and exceeded original expectations in terms of lead-time to disposal. Against this, changing consumer buying habits and a corresponding fall in sales and margin adversely impacted the performance of one of the retail investments. Furthermore, the net realizable value of a number of investments in the consumer sector was reduced given the poor performance in respect of sales and new product roll-out.

In the year ended March 2003 a change in the fair value of the Terra Firma investments was (16.5) billion yen. This was primarily caused by the write-off of an investment in the hotel sector, given its deteriorating financial position, as external factors such as the September 11 terrorist attacks and SARS caused occupancy rates to fall sharply.

We will expand our disclosure by adding analyses as above for the changes in the factors which are significant to the performance of the Terra Firma investments of corresponding periods in future filings.

* * * * *

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-3274-4496.

Very truly yours,

/s/ Masafumi Nakada
Masafumi Nakada
Senior Managing Director and Chief Financial Officer

cc:	Benjamin Phippen
(Division of Corporation Finance,
Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
R. Troy Van Orman
(Sullivan & Cromwell LLP)

John Rafferty
(Ernst & Young LLP)